UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

________________________

KINETA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49461C 102

(CUSIP Number)

Craig W. Philips

President

Kineta, Inc.

7683 SE 27th Street, Suite 481

Mercer Island, WA 98040

(206) 378-0400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 49461C 102

1.	Name of Reporting Person
RLB Holdings Connecticut, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,782,873*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,782,873*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,782,873
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
15.7%**
14.	Type of Reporting Person
OO

*Includes warrants to purchase an aggregate of 34,400 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) that are exercisable within 60 days of April 25, 2024. Raymond Bartoszek is a Managing Member of RLB Holdings Connecticut, LLC (“RLB”) and shares voting and investment power with respect to these shares.

**Percentage ownership is based on 11,350,460 shares of Common Stock of the Issuer outstanding as of April 25, 2024, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A (File No. 001-37695) filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2024 (the “Proxy Statement”).

CUSIP No. 49461C 102

1.	Name of Reporting Person
Raymond Bartoszek
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
51,659*
	8.	Shared Voting Power
1,782,873**
	9.	Sole Dispositive Power
51,659*
	10.	Shared Dispositive Power
1,782,873**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,834,532
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
16.2%***
14.	Type of Reporting Person
IN

*Includes (i) an aggregate of 2,001 shares of Common Stock held by the Reporting Person’s minor children, and (ii) 32,452 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days of April 25, 2024.

**Includes (i) 1,748,873 shares held of record by RLB, and (iii) warrants to purchase an aggregate of 34,400 shares of Common Stock held by RLB that are exercisable within 60 days of April 25, 2024. The Reporting Person is a Managing Member of RLB and shares voting and investment power with respect to these shares.

***Percentage ownership is based on 11,350,460 shares of Common Stock of the Issuer outstanding as of April 25, 2024, as reported in the Proxy Statement.

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed by RLB and Raymond Bartoszek (together, the “Reporting Persons”) with the Commission on February 14, 2023 (the “Original Schedule 13D” and, together with Amendment No. 1, the “Schedule 13D”). The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 3. Source and Amount of Funds

An aggregate of 903,995 shares of Common Stock (the “Settlement Shares”) to which this Amendment No. 1 relates were acquired by RLB pursuant to a settlement agreement and mutual release, dated April 22, 2024 (the “Settlement Agreement”), by and between the Issuer and RLB to continue RLB’s investment in the Issuer and to resolve any and all potential claims or causes of action in connection with RLB’s failure to purchase $2,500,000 shares of Common Stock, pursuant to a financing agreement, dated as of June 5, 2022, as amended on October 24, 2022, December 5, 2022, March 29, 2023, May 1, 2023, July 21, 2023 and October 13, 2023.

Pursuant to the Settlement Agreement, on April 23, 2024, RLB purchased $500,000 of shares of Common Stock, adjusted as necessary to avoid the issuance of any fractional shares (the “Share Purchase Price”), and in exchange, on May 1, 2024, the Issuer issued to RLB 903,995 shares, which is equal to the Share Purchase Price divided by the sum of (i) the Nasdaq Official Closing Price of Common Stock for the five trading days prior to the date of the Agreement (the “NOCP”) and (ii) 20% of the NOCP.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Settlement Shares pursuant to the Settlement Agreement. The information contained in Item 3 of this Amendment No. 1 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock that the Reporting Persons may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 11,350,460 shares of Common Stock of the Issuer issued and outstanding as reported in the Proxy Statement. Based on the foregoing, the Reporting Persons may be deemed to beneficially own 16.2% of the Issuer’s Common Stock in the aggregate.

As of the date of this Amendment No. 1, the Reporting Persons beneficially owned, in the aggregate, 1,834,532 shares of Common Stock.

Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock reported on the cover pages to this Schedule 13D for each such Reporting Person. See also Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.

(b) Number of shares to which RLB has:

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 1,748,473

Sole power to dispose or to direct the disposition of: 0

Shared power to vote or to direct the disposition of: 1,748,473

Number of shares to which Raymond Bartoszek has:

Sole power to vote or to direct the vote: 51,659

Shared power to vote or to direct the vote: 1,782,873

Sole power to dispose or to direct the disposition of: 51,659

Shared power to vote or to direct the disposition of: 1,782,873

(c) Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transaction related to the Common Stock during the past 60 days other than the Settlement Shares described in Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 of this Amendment No. 1 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name

1.

Settlement Agreement and Mutual Release, dated as of April 22, 2024, by and between the Issuer and RLB (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37695) as filed with the SEC on April 24, 2024).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2024

RLB HOLDINGS CONNECTICUT, LLC

By: /s/ Raymond Bartoszek Name: Raymond Bartoszek

Title: Managing Member

RAYMOND BARTOSZEK

/s/ Raymond Bartoszek

Name: Raymond Bartoszek